UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

FEDNAT HOLDING COMPANY

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31431B109

(CUSIP Number)

Larry G. Swets, Jr.

FG Financial Group, Inc.

360 Central Ave, Suite 800

St. Petersburg, FL 33701

With a copy to:

David C. Fischer, Esq.

Loeb & Loeb LLP

345 Park Avenue

New York, New York 10154

(212) 407-4827

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 12, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON FG Financial Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,007,871
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,007,871

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,007,871
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON FG Financial Group Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,007,871
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,007,871

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,007,871
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON FG Financial Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,007,871
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,007,871

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,007,871
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON OO

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Amendment No. 4 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 4”) amends the Statement of Beneficial Ownership on Schedule 13D filed by FG Financial Group, Inc. (f/k/a/ 1347 Property Insurance Holdings, Inc.) (“FGF”) on December 11, 2019, as amended by Amendment No. 1 thereto filed by FGF and FG Reinsurance Limited (f/k/a Fundamental Global Reinsurance Ltd.) (“FGRe”) on July 30, 2020, Amendment No. 2 thereto filed by FGF and FGRe on September 17, 2020, and Amendment No. 3 thereto filed by FGF, FG Financial Group Holdings LP and FG Financial Group Holdings GP, LLC on May 28, 2021 (collectively, the “Schedule 13D” or this “Statement”), each with respect to the common stock, $0.01 par value per share (the “Common Stock”), of FedNat Holding Company, a Florida corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 4, the Schedule 13D remains unchanged.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Statement is filed by (i) FG Financial Group Holdings, LP, a Delaware limited partnership (“FGL”), (ii) FG Financial Group Holdings, GP, LLC, a Delaware limited liability company (“FGP”), and (iii) FGF, a Delaware corporation. FGL, FGP and FGF are sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by either of the Reporting Persons that they constitute a “group.”

FGP is the general partner of FGL. The limited partners of FGL are FGRe and FGF. The principal business of FGL is acting as a holding company of certain securities owned by FGF and its reinsurance business, and the principal business of FGP is acting as the general partner of FGL. The principal business address of both FGL and FGP is 360 Central Ave, Suite 800, St. Petersburg, Florida 33701.

FGF is the sole member and manager of FGP. FGF is a reinsurance and investment management holding company focused on opportunistic collateralized and loss capped reinsurance, while allocating capital in partnership with Fundamental Global® to SPAC and SPAC sponsor-related businesses. Information regarding the identity and background of each executive officer and director of FGF is set forth on Schedule A to this Statement. Each of the individuals identified on Schedule A to this Statement is a U.S. citizen. FGF’s principal executive offices are located at 360 Central Ave, Suite 800, St. Petersburg, Florida 33701.

Fundamental Global GP, LLC, a Delaware limited liability company, holding through its affiliated funds (collectively, “Fundamental Global”), is the largest stockholder of FGF and, together with Ballantyne Strong, Inc., a Delaware corporation (“BTN”), holds approximately 55.9% of FGF’s outstanding shares of common stock. BTN is a holding company with business operations in the entertainment industry and investments in public and privately held companies.

Due to his position with BTN, Fundamental Global and affiliated entities, Mr. D. Kyle Cerminara may be deemed to be a control person of FGF. The principal occupations of Mr. Cerminara are set forth on Schedules A and B to this Statement. Mr. Cerminara is a U.S. citizen. The business address of Fundamental Global is 108 Gateway Blvd, Suite 204, Mooresville, NC 28117. The business address for BTN is 4201 Congress Street, Suite 175, Charlotte, NC 28209. The business addresses of Mr. Cerminara are set forth on Schedules A and B to this Statement.

Information regarding the identity and background of each executive officer and director of BTN is set forth on Schedule B to this Statement. Each of the individuals identified on Schedule B to this Statement is a U.S. citizen.

None of the Reporting Persons, Fundamental Global, BTN, any of their directors, officers, managers or other control persons named in this Item 2 or, to the Reporting Persons’ knowledge, any individuals identified on Schedules A or B to this Statement has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons, Fundamental Global, BTN, any of their directors, officers or other control persons named in this Item 2 or, to the Reporting Persons’ knowledge, any individuals identified on Schedules A or B to this Statement has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On April 12, 2021, as part of an internal restructuring, FGF transferred 1,286,871 shares of Common Stock, which it directly owned, to FGL, and FGRe transferred 156,000 shares of Common Stock, which it directly owned, to FGL, in each case, for no consideration, leading FGL to be the direct owner of 1,422,871 shares of Common Stock. Because FGF directly or indirectly beneficially owned all such shares of Common Stock both prior to and after the transactions, FGF’s beneficial ownership did not change as a result of the transactions.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information in Item 3 regarding the restructuring is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

(a) After consummation of the transactions listed in part c below, the Reporting Persons beneficially own in the aggregate 1,007,871 shares of Common Stock, which represents approximately 5.8% of the Company’s outstanding shares of Common Stock.

FGL directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. FGP, as the general partner of FGL, and FGF, as the sole member and manager of FGP, may each be deemed to indirectly beneficially own the shares of Common Stock disclosed as directly owned by FGL.

None of Fundamental Global, BTN, any of their directors, officers, managers or other control persons named in Item 2 or, to the Reporting Persons’ knowledge, any individuals identified on Schedules A or B to this Statement directly hold any of the shares of Common Stock disclosed in this Statement.

Each percentage ownership of Common Stock set forth in this Statement is based on the 17,446,930 shares of Common Stock reported by the Company as outstanding as of September 30, 2021 in its Quarterly Report on Form 10Q filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2021.

(b) FGL, FGP and FGF have the shared power to vote or dispose or to direct the voting and disposition of the shares of Common Stock held by FGL.

(c) The following table sets forth all transactions with respect to the Common Stock effected by the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D with the SEC on May 28, 2021. Each of these transactions was effected through the open market.

Reporting Person	Transaction Date	Number of Shares Sold	Price per Share (excluding brokerage commissions and transaction costs)
FG Financial Group Holdings LP	November 10, 2021	22,514	$2.41
FG Financial Group Holdings LP	November 11, 2021	51,787	$2.10
FG Financial Group Holdings LP	November 12, 2021	144,583	$1.86
FG Financial Group Holdings LP	November 15, 2021	31,848	$1.81
FG Financial Group Holdings LP	November 16, 2021	61,125	$1.73
FG Financial Group Holdings LP	November 17, 2021	40,950	$1.77
FG Financial Group Holdings LP	November 18, 2021	82,193	$1.71

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Items 3 and Item 4 is incorporated herein by reference. In addition, for insurance regulatory purposes, the Reporting Persons also plan to waive any rights that they may have to exercise control of the Company.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: December 8, 2021

FG Financial Group Holdings, LP

By:	FG Financial Group Holdings, GP, LLC, its general partner

/s/ Larry G. Swets, Jr.
Name:	Larry G. Swets, Jr.
Title:	Executive Officer

FG Financial group holdings, gp, LLC

/s/ Larry G. Swets, Jr.
Name:	Larry G. Swets, Jr.
Title:	Executive Officer

FG Financial group, INC.

/s/ Brian Bottjer
Name: Brian Bottjer
Title: Chief Accounting Officer

Schedule A

Identity and Background of Executive Officers of FG Financial Group, Inc.

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
Larry G. Swets	360 Central Ave, Suite 800 St. Petersburg, Florida 33701

Chief Executive Officer and Director

FG Financial Group, Inc.

360 Central Ave, Suite 800

St. Petersburg, Florida 33701

President

Itasca Golf Managers, Inc.

105 South Maple Street

Itasca, Illinois 60143

Itasca Golf Managers, Inc. is a management services and advisory firm.

Managing Member

Itasca Financial LLC

105 South Maple Street

Itasca, Illinois 60143

Itasca Financial LLC is an advisory and investment firm.

Chief Executive Officer

FG New America Acquisition II Corp.

105 South Maple Street

Itasca, Illinois 60143

FG New America Acquisition II Corp. is a special purpose acquisition company.

Hassan R. Baqar	360 Central Ave, Suite 800 St. Petersburg, Florida 33701

Chief Financial Officer

FG Financial Group, Inc.

360 Central Ave, Suite 800

St. Petersburg, Florida 33701

Managing Member

Sequoia Financial LLC

425 Jason Lane

Schaumburg, IL 60173

Sequoia Financial LLC is a financial services and advisory firm.

Chief Financial Officer

FG New America Acquisition II Corp.

105 South Maple Street

Itasca, Illinois 60143

FG New America Acquisition II Corp. is a special purpose acquisition company.

Brian D. Bottjer	360 Central Ave, Suite 800 St. Petersburg, Florida 33701	Chief Accounting Officer and Secretary FG Financial Group, Inc. 360 Central Ave, Suite 800 St. Petersburg, Florida 33701

Identity and Background of Directors of FG Financial Group, Inc.

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
D. Kyle Cerminara	108 Gateway Blvd, Suite 204 Mooresville, NC 28117	Chief Executive Officer, Co-Founder and Partner Fundamental Global, LLC 108 Gateway Blvd, Suite 204 Mooresville, NC 28117
	105 South Maple Street, Itasca, IL, 60143	President FG New America Acquisition II Corp. 105 South Maple Street Itasca, Illinois, 60143
Rita Hayes	360 Central Ave, Suite 800 St. Petersburg, Florida 33701

Chair

Hayes International Advisors, LLC

180 Meeting Street, Suite 330

Charleston, South Carolina 29401

Hayes International Advisors counsels industry and institutional leaders on a range of economic, political and regulatory matters.

E. Gray Payne	360 Central Ave, Suite 800 St. Petersburg, Florida 33701	Director FG Financial Group, Inc. 360 Central Ave, Suite 800 St. Petersburg, Florida 33701
Larry G. Swets, Jr.	See above	See above
Scott D. Wollney	360 Central Ave, Suite 800 St. Petersburg, Florida 33701

President, Chief Executive Officer and Director

Atlas Financial Holdings, Inc.

953 American Lane, 3rd Floor

Schaumburg, Illinois 60173

Atlas Financial Holdings, Inc. is a specialty commercial automobile insurance company.

Dennis A. Wong	360 Central Ave, Suite 800 St. Petersburg, Florida 33701

Owner and Consultant

Insurance Resolution Group

37301 N. Fox Hill Drive

Wadsworth, Illinois 60083

Insurance Resolution Group is a consulting firm focused on providing strategic advisory and financial consulting to domestic and international companies with insurance or insurance related operations.

Schedule B

Identity and Background of Executive Officers of Ballantyne Strong, Inc.:

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
Mark D. Roberson	4201 Congress Street, Suite 175 Charlotte, North Carolina 28209	Chief Executive Officer Ballantyne Strong, Inc. 4201 Congress Street, Suite 175 Charlotte, North Carolina 28209
Todd R. Major	4201 Congress Street, Suite 175 Charlotte, North Carolina 28209	Chief Financial Officer Ballantyne Strong, Inc. 4201 Congress Street, Suite 175 Charlotte, North Carolina 28209
Ray F. Boegner	4201 Congress Street, Suite 175 Charlotte, North Carolina 28209	President of Strong Entertainment Ballantyne Strong, Inc. 4201 Congress Street, Suite 175 Charlotte, North Carolina 28209

Identity and Background of Directors of Ballantyne Strong, Inc.:

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
D. Kyle Cerminara	4201 Congress Street, Suite 140 Charlotte, North Carolina 28209	Chief Executive Officer, Co-Founder and Partner Fundamental Global, LLC 108 Gateway Blvd, Suite 204 Mooresville, NC 28117
	105 South Maple Street Itasca, Illinois, 60143	President FG New America Acquisition II Corp. 105 South Maple Street Itasca, Illinois, 60143
William J. Gerber	4201 Congress Street, Suite 175 Charlotte, North Carolina 28209	Director Ballantyne Strong, Inc. 4201 Congress Street, Suite 175 Charlotte, North Carolina 28209
Charles T. Lanktree	4201 Congress Street, Suite 175 Charlotte, North Carolina 28209	Chief Executive Officer Eggland’s Best, LLC 70 East Swedesford Road, Suite 150 Malvern, Pennsylvania 19355 Eggland’s Best, LLC is a distributor of nationally branded eggs.
Michael C. Mitchell	4201 Congress Street, Suite 175 Charlotte, North Carolina 28209	Chief Operating Officer Children’s Eye Care of Northern Colorado P.C. 1725 E Prospect Road Fort Collins, CO 80525 Children’s Eye Care of Norther Colorado is a pediatric ophthalmology practice.
Robert J. Roschman	4201 Congress Street, Suite 175 Charlotte, North Carolina 28209	Investor/Self-Employed Roschman Enterprises 6300 NE 1st Avenue, Suite 300 Fort Lauderdale, Florida 33334 Roschman Enterprises is involved in real estate, property management and property development.
Ndamukong Suh	4201 Congress Street, Suite 175 Charlotte, North Carolina 28209	Professional Athlete; Independent Private Investor; Director Ballantyne Strong, Inc. 4201 Congress Street, Suite 175 Charlotte, North Carolina 28209
Larry G. Swets	4201 Congress Street, Suite 175 Charlotte, North Carolina 28209

Chief Executive Officer and Director

FG Financial Group, Inc.

360 Central Ave, Suite 800

St. Petersburg, Florida 33701

President

Itasca Golf Managers, Inc.

105 South Maple Street

Itasca, Illinois 60143

Itasca Golf Managers, Inc. is a management services and advisory firm.

Managing Member

Itasca Financial LLC

105 South Maple Street

Itasca, Illinois 60143

Itasca Financial LLC is an advisory and investment firm.

Chief Executive Officer

FG New America Acquisition II Corp.

105 South Maple Street

Itasca, Illinois 60143

FG New America Acquisition II Corp. is a special purpose acquisition company.